UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                        Under the Securities Act of 1934

                    ELECTRO SCIENTIFIC INDUSTRIES INC. (ESIO)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    285229100
                                 (CUSIP Number)

                                David Nierenberg

                               The D3 Family Funds

                               19605 NE 8th Street

                                 Camas, WA 98607

                                  360-604-8600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 09, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    895,609 common shares (3.1%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           895,609
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,975,012 shares (6.8%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

    The D3 Family Retirement Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    297,025 common shares (1.0%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           297,025
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,975,012 shares (6.8%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Children's Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    79,239 common shares (0.3%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           79,239
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,975,012 shares (6.8%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Offshore Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    440,855 common shares (1.5%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           440,855
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,975,012 shares (6.8%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Bulldog Fund, L.P. ((David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    262,284 common shares (0.9%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           262,284
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,975,012 shares (6.8%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

        Common stock in ELECTRO SCIENTIFIC INDUSTRIES INC. (ESIO), 13900 NW Science Park Drive, Portland, OR 97229

Item 2. Identity and Background.

        The D3 Family Funds are Washington State limited partnerships, whose principal business is investing in the equities of public micro-cap issuers. The D3 Family Funds consist of: D3 Family Fund, L.P, D3 Family Retirement Fund, L.P, D3 Children's Fund, L.P, D3 Offshore Fund, L.P., D3 Family Bulldog Fund, L.P. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3. Source and Amount of Funds or Other Consideration

        Source of funds is money invested in the partnership by their partners.

Item 4. Purpose of Transaction

        We added meaningfully to our ESIO investment on March 23, when the stock sold off sharply. We believe that our recent purchases make us ESIO's third largest shareholder. We have been shareholders much of the past decade.

        ESIO has long enjoyed several attractive investment attributes. The company has a fortress balance sheet, with over $8.00 per share in cash (including the litigation escrow). With continuing profitability and normal collection of receivables, we anticipate that ESIO's cash per share could rise to $9.00 by the end of calendar 2006 and $10.00 by the end of 2007. ESIO holds the leading market share in each of its three largest businesses. Most notably, ESIO has a 70-75% share of the memory yield improvement (MYI) business, which generated 63% of its revenues in the first nine months of fiscal 2006.

        Several recent developments make ESIO even more attractive. First, CEO Nick Konidaris, who joined ESIO just two years ago, is an accomplished veteran of the semiconductor capital equipment industry who drove his previous company to leadership in its product category. At ESIO Konidaris has been strengthening his management team, reducing costs, breaking down silos, and increasing investment in customer-driven R&D. Second, the cost reductions enable ESIO to earn at least a 20% pre-tax return on sales in strong times, while generating positive cash flow during downturns. Third, several factors should accelerate ESIO's organic revenue growth rate to 3-5 times U.S. GDP growth: increasing DRAM bit rate growth and chip density should accelerate MYI sales, and higher R&D investment is spawning new ultra-violet and infra-red laser MYI products, machine vision products, capacitor test and inspection products, and other applications of ESIO's core laser technologies.

        We have one request for ESIO's Board: we believe that ESIO needs to dramatically boost its return on equity. While ESIO's return on sales is becoming acceptable, the company's cash hoard constrains return on equity to mediocre single digits. We recognize that cash protects shareholder value during deep downturns and could fund possible acquisitions. But it is not advantageous to have too much of a good thing, not if the cash sits unused when it could work smarter or do more somewhere else. ESIO has no debt. Cash will grow, even during downturns. Breakeven has been lowered. The company has not made an acquisition in a long time. The many promising products emerging from ESIO's laboratories should, by themselves, accelerate revenue growth.

        Therefore, unless an acquisition by ESIO is imminent, we urge the board to give serious consideration to paying out a large special cash dividend, funded by cash on hand and perhaps by cash borrowed from a leveraged recapitalization of the company. We believe that this program could raise return on equity to an acceptable level, accelerate EPS growth without undue financial risk, and preserve ESIO's continued independence.

        This is no wild, heretical notion. As the semiconductor capital equipment industry has matured, its best managed companies have learned to generate cash throughout the cycle and have built mountains of excess cash. Therefore such leading firms as Applied Materials and KLA-Tencor have begun returning large sums of cash to their shareholders through dividend and share repurchase programs. This is part of a broader trend among tech companies. For example, Microsoft paid out an enormous special dividend to its shareholders in late 2004. We hope to see similar shareholder friendly financial practices take root at ESIO, while the company continues investing in its future growth. Failure to make the company's balance sheet work smarter could risk continued mediocre returns on shareholders' capital, which in turn could cause ESIO's share price to languish, or could jeopardize the company's independence. We encourage ESIO to move proactively to control its destiny and maximize shareholder returns.

Item 5. Interest in Securities of the Issuer.

        (a,b) D3 Family Funds own and have sole voting and dispositive power over 1,975,012, 6.8% common shares of ESIO.

        (c)

   Fund                              Transaction Date     Shares Bought    Price
   D3 Family Fund, L.P.                      3/6/2006            10,000    25.18
   D3 Family Fund, L.P.                      3/7/2006            18,000    25.03
   D3 Family Fund, L.P.                      3/8/2006            12,000    24.59
   D3 Family Fund, L.P.                      3/9/2006            18,000    24.17
   D3 Family Fund, L.P.                     3/10/2006            25,000    24.02
   D3 Family Fund, L.P.                     3/13/2006            19,500    23.82
   D3 Family Fund, L.P.                     3/23/2006           135,000    22.20
   D3 Family Fund, L.P.                     3/23/2006            27,500    21.83
   D3 Family Fund, L.P.                     3/24/2006             7,000    21.91
   D3 Family Retirement Fund, L.P.           3/6/2006            12,000    25.18
   D3 Family Retirement Fund, L.P.           3/7/2006            10,000    25.03
   D3 Family Retirement Fund, L.P.           3/8/2006            10,000    24.59
   D3 Family Retirement Fund, L.P.           3/9/2006             7,000    24.17
   D3 Family Retirement Fund, L.P.          3/10/2006             3,000    24.02
   D3 Family Retirement Fund, L.P.          3/13/2006             6,500    23.82
   D3 Family Retirement Fund, L.P.          3/23/2006            45,000    22.20
   D3 Family Retirement Fund, L.P.          3/23/2006             8,600    21.83
   D3 Family Retirement Fund, L.P.          3/24/2006             2,400    21.91
   D3 Children's Fund, L.P.                  3/6/2006             6,659    25.18
   D3 Children's Fund, L.P.                  3/7/2006             2,000    25.03
   D3 Children's Fund, L.P.                  3/8/2006             3,000    24.59
   D3 Children's Fund, L.P.                  3/9/2006             2,000    24.17
   D3 Children's Fund, L.P.                 3/10/2006               500    24.02
   D3 Children's Fund, L.P.                 3/13/2006             1,515    23.82
   D3 Children's Fund, L.P.                 3/23/2006            12,000    22.20
   D3 Children's Fund, L.P.                 3/23/2006             2,500    21.83
   D3 Children's Fund, L.P.                 3/24/2006               500    21.91
   D3 Offshore Fund, L.P.                    3/8/2006            10,000    24.59
   D3 Offshore Fund, L.P.                    3/9/2006            10,909    24.17
   D3 Offshore Fund, L.P.                   3/10/2006             7,757    24.02
   D3 Offshore Fund, L.P.                   3/13/2006             9,500    23.82
   D3 Offshore Fund, L.P.                   3/23/2006            67,000    22.20
   D3 Offshore Fund, L.P.                   3/23/2006            12,550    21.83
   D3 Offshore Fund, L.P.                   3/24/2006             3,650    21.91
   D3 Family Bulldog Fund, L.P.             1/27/2006             8,193    24.39
   D3 Family Bulldog Fund, L.P.             1/30/2006               300    24.40
   D3 Family Bulldog Fund, L.P.             2/22/2006             1,791    25.00
   D3 Family Bulldog Fund, L.P.             2/23/2006            23,309    25.00
   D3 Family Bulldog Fund, L.P.             2/24/2006             3,300    24.99
   D3 Family Bulldog Fund, L.P.             2/28/2006            17,941    24.97
   D3 Family Bulldog Fund, L.P.             3/10/2006             2,500    24.02
   D3 Family Bulldog Fund, L.P.             3/13/2006             5,500    23.82
   D3 Family Bulldog Fund, L.P.             3/23/2006            41,000    22.20
   D3 Family Bulldog Fund, L.P.             3/23/2006             8,400    21.83
   D3 Family Bulldog Fund, L.P.             3/24/2006             1,900    21.91

        (d) N/A

        (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        N/A

Item 7. Material to be Filed as Exhibits

        N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

March 28, 2006                            /s/ DAVID NIERENBERG
                                          --------------------------------------
                                          David Nierenberg
                                          President
                                          Nierenberg Investment Management
                                          Company, Inc., the General Partner of
                                          The D3 Family Funds